Mail Stop 3561

      							July 29, 2005

Casey Forward,
Chief Financial Officer
Suite 1020 - 400 Burrard Street
Vancouver, British Columbia, V6C 3A6


	Re:	Stream Communications Network and Media, Inc
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005

		Form 6-K for Fiscal Quarter Ended March 31, 2005
      File No. 000-30942

Dear Mr. Forward:

      Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Financial Highlights, page 2

1. Refer to net loss from continuing and discontinued operations under US GAAP. We note that fiscal year 2002 information differs from amounts presented in Note 20. Summary of Material Differences Between Accounting Principles in Canada and the United States. Please revise or advise.

Liquidity, Capital Resources and Subsequent Events, page 27

2. Describe your specific viable plans intended to mitigate the effect of your going concern uncertainty and your assessment of the likelihood that such plans can be effectively implemented.

Contractual Obligations, page 28

3. Tell us the nature and amount of each contractual obligation included in the total of $916,237

Disclosures Controls and Procedures, page 44

4. We note your disclosure that "[w]ithin the 90 days prior to the date of this report", the Company carried out an evaluation with the participation of each senior manager who reports to the CEO and under
the supervision of the CEO. (emphasis added). Please note that filings after August 14, 2003 must comply with the disclosure
requirements of revised Item 307.   That is, you must disclose the
conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures.

5. We note your disclosure that "management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." If you include this statement in future filings, please also include a statement, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. See Section II.F.4. of SEC Release No. 33-8238
(June 5, 2003) available on our website at http://www.sec.gov/rules/final/33-8238.htm.
6. We note your disclosure that your disclosure controls and procedures are "designed to ensure that the material financial and non-financial information required to be disclosed in the Annual Report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely."
Please clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

7. We note your disclosure that there have been no significant changes in the Company`s "internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Financial Statements

Consolidated Statements of Operations and Deficit

8. Refer to the line item, "Loss before undernoted items." Please confirm to us that the presentation of this line item is an acceptable presentation in accordance with Canadian GAAP. Additionally, in light of the final rule on conditions for the use of
Non-GAAP financial measures which is available on our website at http://www.sec.gov/rules/final/33-8176.htm, please confirm to us that this line item is either required or expressly permitted by the standard-setter that establishes Canadian GAAP.


Note 2. Acquisitions, intangible assets and goodwill

9. Tell us how you determined that cable TV licenses have an indefinite useful life under US GAAP. You response should address the conditions under which such licenses are granted, term, expiration date, renewal terms as well as limitation in the use, sale and transfer to a third party. Refer to paragraph 11 of SFAS 142.

Note 12. Capital Stock

10. You issued 3 million shares for TV programming and content development related to your loan payable. Tell us in more detail the nature of this transaction and why your accounting is appropriate under US GAAP. Include in your response references to the appropriate accounting literature. We note that these shares will be returned to you after the loan is repaid.

11. We note that you recognized compensation expense based on the "average fair value for each option." Tell us what is meant by this and how your accounting is appropriate under US GAAP.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response via EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Forward
Stream Communications Network and Media, Inc
July 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE